

May 6, 2013

Via E-mail
Judy Bruner
Chief Financial Officer
Sandisk Corporation
951 SanDisk Drive
Milpitas, CA 95035

> **Re:** **SanDisk Corporation**
> **Form 10-K for the Fiscal Year Ended December 30, 2012**
> **Filed February 19, 2013**
> **File No. 000-26734**

Dear Ms. Bruner:

We have reviewed your filing and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 30, 2012

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

General

1. We note from your earnings call on January 23, 2013 that you:
   - launched a new initiative to sell your products to value-added resellers and systems integrators which represents a new distribution channel;
   - estimate industry supply growth to be in the 30%-40% range which is expected to contribute to a significantly improved pricing environment in 2013;

- expect additional demand for NAND flash in 2013 as a result of an increasing proportion of PCs being sold with solid state storage and the prevalence of cloud-based services;
- expect significant growth opportunities for flash memory storage in the mobile platform area; and
- discuss expected capital investments for 2013.

We further note that these items do not appear to have been addressed in the overview, results of operations or liquidity and cash flows sections of MD&A.  Please tell us what consideration was given to disclosing these items and whether these items represent known trends or uncertainties that have had or will have a material favorable or unfavorable impact on revenues or earnings pursuant to Item 303(a) of Regulation S-K.

Results of Operations, page 34

2.     Please provide us with the activity in your price protection, promotions and other activities account for each year presented and tell us what consideration was given to providing a discussion of this information in MD&A considering your discussion of the results of operations does not provide investors much insight into the trends and uncertainties related to these adjustments which may have a material effect on revenue. We refer you to SEC Release 33-8350.

Item 8. Financial Statements and Supplementary Data

Note 9. Concentrations of Risk and Segment Information

Concentration of Credit Risk, page F-35

3.     We note your disclosure of revenues by geographic areas as well as by significant customers and groups of significant customers.  However, we note that you have not provided similar disclosure with regard to geographic concentration or the counterparties to your financial instruments such as accounts receivable.  Please tell us what consideration was given to ASC 825-10-50-20 and 21 with regard to your financial instruments.

Note 11.  Provision for Income Taxes, page F-41

4.     Please clarify to us how the proportion of income before provision for income taxes from international sources correlates to the amount of foreign tax rate differential included in the effective income tax rate reconciliation.  As part of your response, please provide us with a breakdown of income before provision for income taxes for each of your foreign subsidiaries, the statutory tax rate in each of these foreign jurisdictions, and the amount of income taxes you have provided for in each of these foreign jurisdictions.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact David Edgar, Staff Accountant at (202) 551-3459 if you have questions regarding comments on the financial statements and related matters.  Please contact me at (202) 551-3406 with any other questions.

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief